American DG Energy Inc.
45 First Avenue
Waltham, MA 02451
September 26, 2007

Via EDGAR and Fax

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American DG Energy Inc.
Amendment No. 4 to Form SB-2
File No. 333-142008

Dear Mr. Owings:

The purpose of this letter is to respond to your letter of September 19, 2007 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We have also filed an amendment incorporating these responses.

Sales of Unregistered Securities, page 47

1.
We note your response to comment 5 in our letter dated August 16, 2007. While you have complied with this comment in some respects, such as where you identified Ernest Aloi and Nettlestone Enterprises Limited as purchasers of your securities, it appears that you continue to aggregate certain transactions so that it is difficult to know which other shareholders received shares in what transaction, for what purpose, and at what price. For example, you state that on December 29, 2006, you raised $1,118,180 in a private placement of 1,597,400 shares of common stock. Based upon this disclosure and your Equity Financial History of the Company table, it is unclear to whom you issued these shares in this private placement. As another example, you state that on December 29, 2006, you issued 50,000 shares through an option exercise at $0.07 per share. Again, it is not clear based upon this disclosure and your table to whom you issued these shares. Please revise your disclosure in footnotes (e) and (g) to your Equity Financial History of the Company table and throughout your document as appropriate to clarify to whom you issued shares, in what transaction, and at what price. Where you sold securities to a large number of security holders such that the disclosure would be too cumbersome to name all of the purchasers, simply describe the group of purchasers by category, such as accredited investors or officers and directors of the company, and number.

Please also elaborate upon the transaction you discuss in the last two sentences of footnote (e) -the private placement that began in April, 2006 and ended in April 2007 -to disclose how many shares you sold and to whom you sold such shares. If these two sentences are referring to the sale of 1,600,000 shares that is discussed a couple of sentences prior, please move these last two sentences up.

RESPONSE: We have revised our disclosure to the footnotes on page 32 along with the Related Party and Other Transactions section on page 47, and Item 26 - Recent Sales of Unregistered Securities on page II-2 to include all purchasers of our common stock and the amount they purchased in the private placement. Any sale of our common stock between December 2006 and until April 30, 2007 was offered exclusively to accredited investors at a purchase price of $0.70 per share.

Signatures

2.	Please ensure that your signature page reflects a conforming signature for the officer who is signing on behalf of the company or, in this case, Mr. Hatsopoulos.

RESPONSE: We have revised our disclosure on the signature page to include a conforming signature for John N. Hatsopoulos.

*****

Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By: Anthony S. Loumidis
Chief Financial Officer

cc: Mara Ransom, Legal Branch Chief
John Fieldsend, Staff Attorney